Better World Global Inc.
Financial Statements and Independent Auditor's Report
For the Years Ended December 31, 2021 and 2020

Better World Global Inc.
Table of contents

Contents

1 E Erie St
Suite 525-2419
Chicago, IL 60611
262-977-6500
audit@smartsolutionscpa.com

SMART·SOLUTIONS
Accounting, Audit and Tax Services

Independent auditor's report

To the Management of Better World Global Inc.

Opinion

We have audited the financial statements of Better World Global Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, income statement, the statement of changes in equity, and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The financial statements of the company for the years ended December 31, 2021 and 2020 were reviewed by us dated September 07, 2022.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issue of the accompanying financial statements.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



1 E Erie St
Suite 525-2419
Chicago, IL 60611
262-977-6500
audit@smartsolutionscpa.com

Independent auditor's report

To the Management of Better World Global Inc. (Continued from previous page)

In performing an audit in accordance with GAAS, we:

▪ Exercise professional judgment and maintain professional skepticism throughout the audit.

▪ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

▪ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

▪ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluate the overall presentation of the financial statements.

▪ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Noman Tahir
License: 065.054304
Chicago
State of Illinois
September 13, 2022

Better World Global Inc.
Balance sheet
As of December 31, 2021 and 2020

	2021	2020
Assets		
	-	-
Total current assets	-	-
Total non-current assets	-	-
Total Assets	$ -	$ -
Liabilities and equity		
Current liabilities		
Due to a related party	$ 14,361	$ 14,361
Total current liabilities	14,361	14,361
Total liabilities	**14,361**	**14,361**
Equity		
Accumulated deficit	(14,361)	(14,361)
Total equity	**(14,361)**	**(14,361)**
Total liabilities and equity	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Better World Global Inc.
Income statement
For the years ended December 31, 2021 and 2020

	2021	2020
Income		
Revenue	$ -	$ -
Total income	-	-
Expenses		
General and administrative expenses	-	1,395
Total expenses	-	1,395
Net loss for the year	$ -	$ (1,395)

The accompanying notes are an integral part of these financial statements.

Better World Global Inc.
Statement of changes in equity
For the years ended December 31, 2021 and 2020

	Accumulated deficit		Total	
As of December 31, 2019	$	**(12,966)**	$	**(12,966)**
Loss for the year		(1,395)		(1,395)
As of December 31, 2020	$	**(14,361)**	$	**(14,361)**
Loss for the year		-		-
As of December 31, 2021	$	**(14,361)**	$	**(14,361)**

Better World Global Inc.
Statement of cash flows
For the years ended December 31, 2021 and 2020

	2021	2020
Operating activities:		
Net loss for the year	$ -	$ (1,395)
Changes in operating assets and liabilities		
Due to a related party	-	1,395
Net cash provided by operating activities	-	-
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of year	$ -	$ -

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2021

Note - 1 Nature of operations

Better World Global Inc., (the "Company"), was incorporated in the State of Delaware on June 18, 2019. The Company was formed to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

The company is wholly owned by Mr. Henry E Lihn.

Note - 2 Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Income taxes

The owner of the Company has elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

Note 3 - Due to a related party

	Relationship	2021	2020
Henry E Lihn	Owner	$ 14,361	$ 14,361
		$ 14,361	$ 14,361

This represents an unsecured, non-interest bearing amount payable to the owner against expenses paid by the owner on behalf of the company.

Note 4 - Common stock

The Company is authorized to issue only one class of stock - designated as common stock. The total number of common stock presently authorized to issue is 10,000,000, each having a par value of $0.0001.

Note 5 - General and administrative expenses

	2021	2020
Supplies	$ -	$ 1,395
	$ -	$ 1,395

Note 6 - Contingencies and commitments

There were no material contingencies and commitments known as of the date of the balance sheet.

Better World Global Inc.
Notes to the financial statements
For the years ended December 31, 2021

Note 7 - Subsequent events

The Company evaluated all events and transactions that occurred after the year-end, and through the date of authorization of the financial statements. The Company determined that it does not have any material subsequent events to report in the financial statements.